Exhibit 12.1
Pinnacle Entertainment, Inc.
Ratio of Earnings to Fixed Charges

	2005	2006	2007	2008	2009
	($ in thousands)
Earnings:
Pre-tax income (loss) from continuing operations	$(22,408)	$100,302	$7,487	$(215,167)	$(89,979)
Add fixed charges	53,299	56,025	28,861	56,807	74,172

Total Earnings	$30,891	$156,327	$36,348	$(158,360)	$(15,807)
Fixed Charges:
Interest expense — inclusive of the amortization of debt issuance costs	$49,535	$53,657	$25,344	$52,479	$70,239
Estimated interest portion in rent expense	3,764	2,368	3,517	4,328	3,933

Total Fixed Charges	$53,299	$56,025	$28,861	$56,807	$74,172

Ratio of earnings (loss) to fixed charges	0.61x	2.79x	1.26x	(4.45)x	(0.21)x